Exhibit 99.1

Press Release

Bagneux, France, March 25, 2015

DBV Technologies Reports

Full Year 2014 Financial Results

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today its full year 2014 results. The audit procedures on the 2014 consolidated financial statements were completed by statutory auditors. The issuance of the audit report is ongoing.

Full year 2014 results

Selected financial information (IFRS consolidated financial statements)

In million euros	2014	2013
Total income	4.76	3.83
Research and development expenses	(21.14)	(17.37)
General and administrative expenses	(8.12)	(6.31)
Operating profit (loss)	(24.64)	(19.95)
Net profit (loss)	(24.01)	(19.31)
EPS (in € per share)	(1.49)	(1.42)
Net cash flows from operating activities	(20.56)	(13.25)
Net cash flows from financing activities	96.81	16.24
Net cash flows	75.15	1.57
Cash and cash equivalents at closing	114.58	39.40

The Company’s total income amounted to €4,761,522 and €3,826,313 in 2014 and 2013, respectively. These revenues were primarily generated by Research Tax Credits, and to a lesser extent, by sales of Diallertest®, as well as by subsidies received within the framework of research projects conducted by the Company. Sales of Diallertest® increased to €210,759 in 2014 compared with €181,800 a year earlier, with the overall demand remaining stable year-over-year.

Research and development expenses increased by 22% to €21,143,442 compared with €17,366,538 a year earlier. This increase reflects an intense R&D activity, both on the pre-clinical research and clinical development fronts, and the reinforcement of teams dedicated to R&D, in an effort to drive all on-going programs.

General and administrative expenses include mainly management and administrative personnel costs, structural costs related to the headquarters, and external expenses such as audit, legal and consultant fees. In 2014, general and administrative expenses increased to €8,117,664 compared with €6,309,750 a year earlier. This increase resulted notably from certain non-recurring compensation items, the grant of performance shares, and the ramp-up of US activities, notably the listing on the Nasdaq.

The net loss in 2014 amounted to €(24,011,880) compared with €(19,306,416) in 2013. The loss per share issued (based on the weighted average number of shares outstanding over the period) amounted to €(1.49) and €(1.42) for 2014 and 2013, respectively.

Net cash flows from operational activities in 2014 and 2013 stood at €(20,559,652) and €(13,253,215), respectively, primarily fuelled by increasing efforts engaged in R&D.

Net cash flows from financing activities increased to €96,808,306 in 2014 compared with €16,235,770 a year earlier, following the receipt of the net proceeds of €93.7 million related to the capital raise completed in October 2014.

DBV Technologies plans to announce its topline and cash position for the first three months on April 29, 2015.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; and statements regarding our research and development efforts and the commercial potential of our product candidates generally. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Susanna Mesa	Nathalie Donne
VP Finance, US Investor Relations & Strategy	Director, Corporate Communication & Business Development
Tel. : +1 917-346-3447	Tel. : +33(0)1 55 42 78 72
susanna.mesa@dbv-technologies.com	nathalie.donne@dbv-technologies.com

DBV Technologies IR and Media Contacts

Marion Janic
US Media Relations
Rooney & Associates
Tel. : +1-212-223-4017 mjanic@rooneyco.com